

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

January 7, 2005

By Facsimile and U.S. Mail

John J. Spidi, Esq.
Malizia Spidi & Fisch, PC
1100 New York Avenue, N.W.
Suite 340 West
Washington, DC 20005

      Re: Wells Financial Corporation
             Schedule 13E-3, Amendment No. 10
             Filed December 22, 2004

Dear Mr. Spidi:

    We have the following comment on the above-referenced filing:

1. Please tell us how many days prior to of the reverse and forward splits you plan to disseminate the information required by Schedule 13E-3 to security holders. See General Instruction G.4. of Schedule 13E-3.

2. As this filing is another step in a series of Rule 13e-3 transactions, please revise the document to provide security holders with all information required by Schedule 13E-3. For example, we note that you have not provided security holders the information required by Item 9 of Schedule 13E-3.

3. Revise the document to provide additional details of the effects of the going private transaction on the company and each group of unaffiliated security holders, including the benefits and detriments of the transaction. In doing so, provide additional detail about the effects of deregistration of the securities and your plans, if any, to provide periodic financial information to security holders after the transaction.

4. Revise to clarify how the board was able to reach its procedural fairness determination despite the absence of several of the procedural fairness factors cited in Item 1014(b) of Regulation M-A. See Q&A No. 21 in Exchange Act Release No. 17719 (April 13, 1981).

* * *

Please respond to our comments promptly by amending the filing and submitting a response letter, your responses to our comments. You should transmit the letter via EDGAR under the label "CORRESP." In the even that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1881 if you have any questions.

Sincerely,

Abby Adams
Special Counsel
Office of Mergers and Acquisitions

CF1-00009909